                                                                EXHIBIT (A)(9)

                             FOR IMMEDIATE RELEASE
                             ---------------------

For More Information Contact:

Thomas N. Ward
Executive Vice President and Chief Operating Officer
First Southern Bancshares, Inc.
Telephone:  (256) 718-4202


                   FIRST SOUTHERN BANCSHARES, INC. ANNOUNCES
                  PRELIMINARY RESULTS OF ISSUER TENDER OFFER

      Florence, Alabama; October 1, 1999. First Southern Bancshares, Inc. (the "Company") (NASDAQ NMS: FSTH), the holding company for First Southern Bank, announced today preliminary results of the Modified Dutch Auction Issuer Tender Offer for up to 275,000 of its common shares that expired on Thursday, September 30, 1999 at 5:00 p.m., Eastern time.

      Based on a preliminary count that is subject to verification by Registrar and Transfer Company, the Depositary for the Tender Offer, shareholders tendered a total of approximately 360,822 shares. The Company expects to purchase approximately 307,871 of those shares at an expected purchase price of $13.50 per share. Shareholders tendered a total of 23,132 shares at prices above $13.50 per share. The Company is permitted under applicable federal securities regulations to purchase more than the 275,000 shares subject to the Tender Offer without modifying the original terms of the offer so long as the additional shares do not exceed 2% of the Company's outstanding common shares.

      The actual number of shares that will be purchased and the final purchase price per share will be announced over the next several days upon verification. The Company expects that payment for all shares purchased will be made on or about October 12, 1999.

      The Company commenced the Tender Offer on August 31, 1999. Under the terms of the Tender Offer, the Company offered to repurchase up to 275,000 shares of its common stock within a price range of $12.75 per share to $14.00 per share. Based on the preliminary results, the value of the shares expected to be purchased is approximately $4.2 million and the expected number of shares to be purchased represents approximately 18.7% of the 1,643,562 shares of common stock currently outstanding.

      At  June  30,  1999,   the  Company  had  assets  of  $176.4  million  and
stockholders equity of $18.0 million. First Southern Bank, a FDIC-insured commercial bank, serves individuals and businesses located in Lauderdale and Colbert Counties in Northwest Alabama.

                                #      #      #